Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549


November 17, 2010


Re:			Kohler Capital III, Corporation
			Registration Statement on Form 10-12B
			File No. 001-34880


Dear Sir or Madam:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, I would like to hereby request withdrawal of the Form 10-12B Registration Statement that was filed by Kohler Capital III,
Corporation (the "Company"), on September 21, 2010.   The filing
of the Form 10-12B by the Company (Accession Number 0001231074-10-000003) was done erroneously; the form the Company had intended to use was Form 10-12G.

     I have been in correspondence with S.E.C. Senior Attorney Michael Clampitt, who has informed me that the filing of this Form RW is the proper course for the Company to take at this time. If you have any questions or concerns, please contact me, Gerard Werner, at (920)-207-7772.


Best Regards,



Gerard Werner
President, Kohler Capital III Corporation